EXHIBIT 20.1

                      PRESS RELEASE DATED AUGUST 24, 2001

             FAIRCHILD INTERNATIONAL ACQUIRES ADDITIONAL INTEREST IN
                           COALINGA NOSE GAS PROJECT

VANCOUVER, British Columbia, Aug. 24 - Fairchild International Corporation (OTC Bulletin Board: FRCD) is pleased to announce that further to our agreement with Brothers Oil and Gas and Dasher Energy Corp. we have concluded negotiations and formalized the purchase of an additional 1.85% net revenue interest (NRI) before payout and 1.40625% NRI after payout for a one time single payment of $50,000. This along with our previous interest in the Coalinga Nose project Block A will, in aggregate, give Fairchild a 5% working interest (WI) and a 3.7% NRI. After payout Fairchild will have a 3.75% WI and a 2.8125% NRI. In addition, the NRI in Block B is increased to 1.875%. Management is excited about this additional purchase as it effectively doubles Fairchild's exposure to this important developing gas project.

To date, $3-million (U.S.) has been spent on the land including a 3-D seismic survey shot in 1997 covering 16 square miles including the prospect area. According to consulting engineer, Mark Anderson, this is a "superior prospect based on a quality modern 3-D seismic grid, abundant and thoroughly mapped well control," and "both production and down dip shows in the target horizon." The 3-D seismic data "clearly corroborates existing production from known stratigraphic and structural features," from the Cretaceous Brown Mt. Formation which is largely untested in this area. Only one well has penetrated the Cretaceous Brown Mt. Sand within the seismic shoot area in 1942. This well had significant untested gas shows in the Brown Mt. Sand from 11,455 feet to bottom. Originally drilled for oil, the off-scale gas shows at the bottom of the well were not tested and the well was abandoned due to a lack of natural gas market during World War II. Four-way closure can be observed within the prospect area where the Brown Mt. Sand is up to 400 feet thick.

ABOUT FAIRCHILD INTERNATIONAL

Fairchild International Corporation is a fully-reporting U.S. publicly-listed company. Besides the California gas project known as the Coalinga Nose Property, it has a major mineral exploration project comprising more than 300,000-acres in the Canadian province of Manitoba. The company's holdings are located in northeastern Manitoba where one of the world's richest nickel deposits was discovered by International Nickel Ltd. and where major mining companies such as DeBeers, BHP, Kennecott and Falconbridge are actively exploring for diamonds, nickel and Platinum Group Metals.

Website: HTTP://WWW.FAIRCHILDINTERNATIONAL.COM
E-mail:IR@FAIRCHILDINTERNATIONAL.COM Toll Free - 1-888-864-7372

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The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made on behalf of the Company. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by Fairchild may differ materially from these statements due to a number of factors. Fairchild assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should independently investigate and full understand all risks before making investment decisions.